Exhibit 99.10
2, place de la Coupole
La Défense 6
92 400 Courbevoie France
Fax : 33 (1) 47 44 68 21
Catherine ENCK
Tel. 33 (1) 47 44 37 76
Patricia MARIE
Tel. 33 (1) 47 44 45 90
Paul FLOREN
Tel. : 33 (1) 47 44 45 91
Christine de CHAMPEAUX
Tel : 33 (1) 47 44 47 49
Bertille ARON
Tel 33 (1) 47 44 67 12
Mary DWYER
Tel.: 33 (1) 47 44 21 19
Isabelle CABROL
Tel. : 33 (1) 47 44 64 24
Charles-Edouard ANFRAY
Tel. : 33 (1) 47 44 65 55
Franklin BOITIER
Tel. : 33 (1) 47 44 59 81
Philippe GATEAU
Tel. : 33 (1) 47 44 47 05
TOTAL S.A.
Capital 6 151 162 960 euros
542 051 180 R.C.S. Nanterre
www.total.com
Tyrihans Development Approved by Norwegian Parliament
Paris, February 16, 2006 — The Norwegian Parliament has approved plans to develop the Tyrihans field, located around 170 kilometers offshore in the Haltenbanken area of the Norwegian Sea in 285 meters of water. Total has a 21.51% interest in the field and is partnered with Statoil (46.8%, operator), Norsk Hydro (12%), ExxonMobil (11.75%) and Eni (7.9%).
The project includes the simultaneous subsea development of two structures, one for oil and natural gas (Tyrihans North) and the other for condensate (Tyrihans South). The wells will be tied to processing facilities in the nearby Kristin field, in which Total also has an interest. After separation, the liquids will be exported via the existing terminal of Åsgard and the gas will be piped to the Kårstø plant with output from Kristin.
Production at Tyrihans is scheduled to begin in 2009 and is expected to reach an initial plateau of around 70,000 barrels of oil equivalent per day in 2011.
Together with its recent acquisition of an additional 30% interest in the Victoria discovery, the development of Tyrihans strengthens Total’s position in Norway and consolidates its growth base in the Haltenbanken area of the Norwegian Sea.
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Total is the fourth largest oil and gas company in the world with operations in more than 130 countries. Total’s activities cover the whole energy chain of the petroleum industry: exploration, oil and gas production, refining and marketing, trading and power generation. The Group is also a major player in chemicals. Total has more than 111,000 employees worldwide. More information can be found on the company’s website: www.total.com